SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the three months of June 30, 2000

                            ICTS International N.V.
                  (Transition of registrant's name into English)

              Biesbosch  225,  1181  JC  1185  ZH  Amstelveen,  The  Netherlands
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F x Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______      No    X

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):82-_______]

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
                                   CONDENSED CONSOLIDATED BALANCE SHEET
                                            (US $ in thousands)

                                                                            December 31,       June 30,
                                                                                1999             2000
                                                                          ----------------------------------
                                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents......................................................$6,795           $7,188
     Short-term Investments..........................................................9,653            5,855
     Accounts receivable............................................................24,214           26,950
     Other current assets............................................................2,565            3,332
                                                                          ----------------------------------
          Total current assets                                                      43,227           43,325
INVESTMENTS:
     Investment in affiliates........................................................1,958            2,151
     Deferred income taxes...........................................................1,338              719
     Other investment ...............................................................3,797           10,560
                                                                          ----------------------------------
                                                                                     7,093           13,430

MINORITY INTEREST.......................                                                98

PROPERTY AND EQUIPMENT:
     Cost............................................................................7,584            7,133
     Less- accumulated depreciation..................................................2,891            2,536
                                                                          ----------------------------------
                                                                                     4,693            4,597


GOODWILL, net of accumulated amortization of $ 2,760 in 2000
     and $ 2,070 in 1999............................................................14,175           13,081
OTHER ASSETS AND DEFERRED CHARGES..................................................    236              221
                                                                          ----------------------------------
                                                                                    14,411           13,302
                                                                          ----------------------------------
          Total assets.............................................................$69,522          $74,654
                                                                          ==================================


                  LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Short-term bank debt...........................................................$3,118           $1,669
     Current maturities of long-term debt............................................1,851            2,326
     Account payable-trade...........................................................4,169            3,678
     Accrued expenses and other liabilities.........................................15,129           19,778
                                                                          ----------------------------------
          Total current liabilities.................................................24,267           27,451
DEFERRED TAXES ........................................................................591              451
ACCRUED SEVERANCE PAY................................................................1,427            1,520
LONG-TERM DEBT, net of current maturities...........................................14,951           15,402
                                                                          ----------------------------------
          Total long-term liabilities...............................................16,969           17,373
                                                                          ----------------------------------

MINORITY INTEREST....................                                                    -              400

SHAREHOLDERS' EQUITY
Share capital:
     Common shares, par value-NLG 1 per share,
        17,000,000 shares authorized; 6,571,480 and 6,569,480
        outstanding shares in 2000 and 1999 respectively.............................3,564            3,565
     Additional paid-in capital.....................................................19,090           19,102
     Retained earnings..............................................................14,765           19,738
     Cumulative translation adjustments                                             (7,358)         (11,200)
                                                                          ----------------------------------
                                                                                    30,061           31,205
     Treasury stock 322,611 common shares,
     at cost, in 2000 and 1999.....................                                 (1,775)          (1,775)
                                                                          ----------------------------------
                                                                                    28,286           29,430
                                                                          ----------------------------------
          Total liabilities and shareholders' equity...............................$69,522          $74,654
                                                                          ==================================
                                                                                         0                0

                                        CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                     (US $ in thousands, except share and per share data)

                                                                           Three months ended            Six months ended
                                                                        30-Jun-99    30-Jun-00        30-Jun-99     30-Jun-00


Revenues....................................................................$33,087      $36,280          $61,733       $70,244
Cost of revenues.............................................................29,065       31,919           54,511        61,983
                                                                      ---------------------------    ---------------------------
Gross profit..................................................................4,022        4,361            7,222         8,261
            Amortization of goodwill............................................213          192.             419           780
            Selling, general and administrative expenses......................2,383        2,712            4,995         5,797
                                                                      ---------------------------    ---------------------------
Operating income .............................................................1,426        1,457            1,808         1,684
Interest income.................................................................138          218              468           384
Interest expense...............................................................(303)        (469)            (633)         (828)
Exchange rate differences........................................................64           12              402           579
Other income (expense), net.....................................................(48)         (56)             (80)        6,265
                                                                      ---------------------------    ---------------------------

Income before income taxes and equity in results of affiliates........        1,277        1,162            1,965         8,084
Income taxes ................................................................  (804)        (606)          (1,245)       (3,463)
                                                                      ---------------------------    ---------------------------
Income before equity in results of affiliates.................................  473          556              720         4,621
Minority Interest...........................                                     13         (138)              20           (72)
Equity in results of affiliates, net.............................................14          422               42           424
                                                                      ---------------------------    ---------------------------
Income before cumulative effect of change in accounting principle...            500          840              782         4,973
Cumulative effect of a change in accounting principle..............                            -             (114)            -
                                                                      ---------------------------    ---------------------------
Net income......................................................................500          840              668         4,973
                                                                      ===========================    ===========================
Other comprehensive income (loss):
   Translation adjustments.......................                            (1,048)          54           (3,505)       (1,536)
   Unrealized losses on marketable securities...............                     (2)      (4,382)             252        (2,306)
                                                                      ---------------------------    ---------------------------
Other comprehensive income (loss)..........................                  (1,050)      (4,328)          (3,253)       (3,842)
                                                                      ---------------------------    ---------------------------
Comprehensive income......................                                     (550)      (3,488)          (2,585)        1,131
                                                                      ===========================    ===========================
Earning per Common Share - basic                                               0.08         0.13             0.11          0.80
                                                                      ===========================    ===========================
Earning per Common Share - assuming dilution                                   0.08         0.13             0.11          0.79
                                                                      ===========================    ===========================

Weighted average of common shares
      Outstanding.........................................................6,255,010    6,248,869        6,295,812     6,248,202
      Diluted.............................................................6,255,010    6,266,574        6,295,812     6,270,859

                                  CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                (US $ in thousands)

                                                                                             Six monthes ended
                                                                                           30-Jun-99    30-Jun-00

CASH FLOWS FROM OPERATING ACTIVITIES
           Net income for the period..............................................................$668.......$4,973
Adjustments to reconcile net income to net cash
              provided by operating activities:
           Depreciation and amortization...........................................................753........1,042
           Deferred income taxes....................................................................36..........477
           Increase in accrued severance pay.......................................................142..........153
           loss (Gain) on sale of equipment..........................                                            60
           Realized gain on marketable securities and interest and exchange rate income
             on short-term loans and other investments..........................                (1,415)      (4,973)
           Exchange rate on long term borrowing.............................                         -          157
           Minority Interest......................................                                 (20)         138
           Equity in results of affiliates.........................................................(42)........(422)
Changes in assets and liabilities:
           Accounts receivable..................................................................(5,286)......(3,170)
           Other current assets...................................................................(397)........(450)
           Accounts payable..........................................................................7.........(423)
           Accrued expenses and other liabilities................................................2,095........4,003
                                                                                         ---------------------------
Net cash provided by operating activities.......................................................(3,459).......1,565
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchase of time deposits and marketable securities..................................(2,060)......(5,859)
           Proceeds from sale of short-term investments............................................163........9,449
           Other investments......................................                                (105)      (2,261)
           Collection from sale of other investments........................                         -           43
           Purchase of equipment..................................................................(409)........(372)
           Acquisition net of cash acquired (divestitures, net of cash sold) (a)...........         17          154
           Collection on long-term  receivable.......................................................-............8
           Proceeds from sale of equipment..........................................................24..........152
           Increase in other assets.................................................................(3)...........6
                                                                                         ---------------------------
           Net cash provided by (used in) investing activities..................................(2,373).......1,320
CASH FLOWS FROM FINANCING ACTIVITIES:
           Stock option excersice.............................                                       -           13
           Repurchases of common stock............................................................(985)...........-
           Proceeds from long-term borrowings....................................................4,368........2,130
           Payments on long-term borrowings.......................................................(542)......(1,088)
           Increase (decrease) in net borrowings under short-term bank facilities.................(126)......(1,504)
                                                                                         ---------------------------
           Net cash provided by financing activities.............................................2,715.........(449)
EFFECT OF FOREIGN CURRENCY EXCHANGE RATES ON CASH AND
           CASH EQUIVALENTS.....................................................................(1,558)......(2,043)
                                                                                         ---------------------------
Increase (decrease) in cash and cash equivalents................................................(4,675).........393
                                                                                         ---------------------------
Balance of cash and cash equivalents at beginning of period.....................................11,273.......$6,795
                                                                                         ---------------------------
Balance of cash and cash equivalents at end of period...........................................$6,598.......$7,188
                                                                                         ===========================
                                                                                                                  -

     (a)  (Acquisition net of cash acquired (divestitures, net of cash sold) (a)
           Assets and liabilities of a subsidiary at date of acquisition:
                 Working capital, excluding cash and cash equivalents............................4,059.........(186)
                 Property, equipment, investments and other assets.................................488...........22
                  Long-term liabilities.............................                            (5,526)           -
                  Deferred tax liabilities.............................                            (880)           -
                                                                                         ---------------------------
                                                                                                (1,859)        (164)
           Minority Interest.............................................                           31           10
           Increase (Decrease) of other investments...............................              (5,434)
           Excess of cost over fair value upon acquisition.......................................7,245................
                                                                                         ---------------------------
           Cash sold and cash paid for acquisitions, net of cash acquired..........................(17)        (154)
                                                                                         ===========================

                                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                      (US $ in thousands)


                                         Share capital                                  Accumulated
                                    ------------------------     Additional               other
                                    Common shares     Amount     Paid in   Retained     comprehensive    Treasury        Total
                                                                 Capital   Earining     income (loss)    Stock
                                    ------------------------  ------------------------------------------------------------------
Balance at December 31, 1997.........6,569,480        3,564       19,090    11,553            (4,075)          0         30,132
                                                                                                                    ------------
Changes during 1998:
Common stock repurchased.......       (209,400)                                                           (1,222)        (1,222)
                                                                                                                    ------------
Comprehensive Income:
Net income........................                                             882                                          882
Other comprehensive income:
Translation adjustments...............                                                         1,830                      1,830
Unrealized losses on marketable securities..                                                    (723)                      (723)
                                                                                                                    ------------
Comprehensive Income                                                                                                      1,989
                                    -----------   ----------  -----------  --------   ---------------  ----------   ------------
Balance at December 31, 1998....     6,360,080 $      3,564 $     19,090 $  12,435 $          (2,968)$    (1,222)$       30,899
                                                                                                                    ------------
Changes during 1999:
Common stock repurchased.......       (113,211)                                                             (553)          (553)
                                                                                                                    ------------
Comprehensive Income:
Net income...........................                                        2,330                                        2,330
Other comprehensive income:
Translation adjustments...............                                                        (4,262)                    (4,262)
Unrealized losses on marketable securities                                                      (128)                      (128)
                                                                                                                    ------------
Comprehensive Income                                                                                                     (2,060)
                                    -----------   ----------  -----------  --------   ---------------  ----------   ------------
Balance at December 31, 1999.....    6,246,869 $      3,564 $     19,090 $  14,765 $          (7,358)$    (1,775)$       28,286
Changes during 2000:
Stock options exercised.........         2,000            1           12                                                     13
                                                                                                                    ------------
Comprehensive Income:
Net income.......................                                            4,973                                        4,973
Other comprehensive income:
Translation adjustments...............                                                        (1,536)                    (1,536)
Unrealized losses on marketable securities..                                                  (2,306)                    (2,306)
                                                                                                                    ------------
Comprehensive Income                                                                                                      1,131
                                    -----------   ----------  -----------  --------   ---------------  ----------   ------------
Balance at June 30, 2000 ............6,248,869.$      3,565 $     19,102 $  19,738 $         (11,200)$    (1,775)$       29,430
                                    ===========   ==========  ===========  ========   ===============  ==========   ============


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Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the
registrant has duly caused this report to be signed on its behalf by undersigning, thereunto duly authorized.





                                    ICTS INTERNATIONAL N.V.

Date : August 15,  2000              By : /s/ Chaime Orlev
                                    Name :   Chaime Orlev
                                    Title:   Chief Financial Officer